UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

L2 MEDICAL DEVELOPMENT COMPANY

(Exact name of Registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation)	000-54092 (Commission File No.)	27-2969241 (IRS Employer Identification No.)

2451 Alamo Ave SE

Albuquerque, New Mexico 87106

(Address of principal executive offices, including Zip Code)

Registrant’s telephone number, including area code: (505) 842-5201

Approximate Date of Mailing: September 5, 2013

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES

AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF

L2 MEDICAL DEVELOPMENT COMPANY

NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.

Introduction

This Information Statement is being mailed to holders of record as of September 4, 2013 of shares of common stock, par value $0.001 per share, of L2 Medical Development Company, a Nevada corporation (“Company,” “we,” “us,” or “our”), pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement relates to a change in the majority composition of our Board of Directors (the “Board” or “Board of Directors”) that is contemplated by an Agreement and Plan of Merger (the “Merger Agreement”), dated September 4, 2013, by and among the Company, a wholly-owned subsidiary of the Company (“Merger Sub”), Enerpulse, Inc., a Delaware corporation (“Enerpulse”), and the shareholders of Enerpulse.

The merger (the “Merger”) described in the Merger Agreement was consummated on September 4, 2013. Under the terms of the Merger Agreement, Merger Sub merged with and into Enerpulse, with Enerpulse continuing as the surviving entity and Enerpulse becoming our wholly-owned operating subsidiary. Pursuant to the terms of the Merger, all of the outstanding shares of Enerpulse were exchanged for shares of the Company. As of the effective time of the Merger (the “Effective Time”), the Enerpulse shareholders effectively control the Company. The Merger constitutes a change in control of the Company and, accordingly, is being accounted for as a “reverse merger” with Enerpulse treated as the acquiring entity and operating company for accounting purposes. The Merger became effective upon filing of a Certificate of Merger with the Secretary of State for the State of Delaware.

As of the Effective Time, Enerpulse’s shareholders collectively hold approximately 95% of the Company’s issued and outstanding common stock. In connection with the Merger, there will be a change in the majority of the Company’s Board. Prior to the consummation of the Merger, our Board of Directors consisted of one sole director, Matthew C. Lipton. At the Effective Time, the size of the Company’s Board was increased to two members and Michael C. Hammons was appointed as Chairman of our Board. Mr. Lipton has submitted a letter of resignation from the Board to become effective on the 10th day following the filing of this Information Statement with the Securities and Exchange Commission and its mailing to our stockholders. In addition, Mr. Lipton also resigned as our Chief Executive Officer, President, Secretary and Chief Financial Officer, as of the Effective Time.

Upon the effectiveness of Mr. Lipton’s resignation from the Board, Joseph E. Gonnella and Timothy L. Ford will be appointed as members of our Board of Directors (the “Incoming Directors”). As of the Effective Time, Mr. Gonnella was appointed to serve as our new Chief Executive Officer, Louis C. Camilli as our new President and Chief Technology Officer, Bryan C. Templeton as our new Chief Financial Officer, John R. Novak as our Vice President of OEM Sales and Stephen F. Smith as our Vice President of Manufacturing and Operations.

A shareholder vote is not required and will not be taken with respect to the appointment of the Incoming Directors. You are not required to take any action with respect to the appointment of the Incoming Directors. Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our shareholders of record of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the resulting change in a majority of our directors will not occur until at least ten (10) days following the mailing of this Information Statement. This Information Statement is being mailed on or about September 5, 2013 to all holders of record on such date.

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Please read this Information Statement carefully. It describes the terms of the Merger and contains certain biographical and other information concerning our executive officers and directors after consummation of the Merger. All Company filings and exhibits thereto may be inspected without charge at the public reference section of the Securities and Exchange Commission (the “SEC”) at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

Voting Securities

There are currently issued and outstanding 530,612 shares of our common stock, par value $0.001 per share (“Common Stock”). Each holder of Common Stock is entitled to one vote per share of Common Stock held on all matters to be voted on. The Company has no other securities outstanding. No vote or other action of our shareholders is required in connection with this Information Statement.

Change in Control

On May 9, 2012, the Company entered into a Share Purchase Agreement with Matthew C. Lipton pursuant to which he acquired 9,500,000 shares of our common stock for approximately $9,500 cash or $0.001 per share. As a result of that transaction, Mr. Lipton held approximately 95% of the then issued and outstanding shares of the Company.

On September 4, 2013, upon the consummation of the Merger, the Enerpulse shareholders received approximately 95% of the issued and outstanding Common Stock of the Company.

Directors and Executive Officers

The following table sets forth certain information for the current director, proposed incoming directors and current officers after the forthcoming change in directors.

Name	Age	Position
Joseph E. Gonnella	67	Chief Executive Officer and Director
Louis S. Camilli	66	President, Secretary and Chief Technology Officer
Bryan C. Templeton	50	Chief Financial Officer and Treasurer
John R. Novak	65	Vice President of OEM Sales
Stephen F. Smith	61	Vice President of Manufacturing and Operations
Michael C. Hammons	43	Chairman of the Board
Timothy L. Ford	56	Director

The Board of Directors currently consists of two (2) directors. Upon the tenth day following the filing and mailing of this Information Statement, our Board will consist of four (4) directors. Each director will serve for a term of one year and until his successor is elected at the Company’s annual shareholders’ meeting and is qualified, subject to removal by the Company’s shareholders.

The Board of Directors believes that it encompasses a range of talent, skill, and experience sufficient to provide sound and prudent guidance with respect to our operations and interests. The information below with respect to our current director, Incoming Directors and current officers includes each director’s and each officer’s experience, qualifications, attributes, and skills that led our Board of Directors to the conclusion that he or she should serve as a director and/or executive officer.

Biographies

Joseph E. Gonnella

Mr. Gonnella is currently the Chief Executive Officer and a director of Enerpulse, Inc. Mr. Gonnella has been a director of Enerpulse since July 2004 and its Chief Executive Officer since May 2011. Prior to working with Enerpulse, Inc., Mr. Gonnella served as President and Chief Operating Officer of Drivesol, Inc. from January 2008 to September 2008. At that time, Drivesol was a manufacturer of electro-mechanical systems with sales of $350 million to the global automotive market. His responsibilities included oversight of Drivesol’s worldwide manufacturing and financial goals. From October 2000 to December, 2007 he was the President and Chief Executive Officer of Wabash Technologies, Inc., a company that designs and manufactures electronic components for the global automotive industry. Mr. Gonnella had full P&L responsibility for this $110 million business. As Senior Vice President of Engelhard Corporation from September 1992 to September 1999, the world’s largest producer of automotive catalytic converters, Mr. Gonnella led Engelhard’s $500 million Environmental Products Group. In June 1984, Mr. Gonnella established Interamerican Trade Corporation (ITC). ITC established US subsidiaries for off-shore manufacturers of automotive parts and managed their distribution to OEM and aftermarket channels. Mr. Gonnella served as president and COO of ITC and was responsible for negotiating contracts with off-shore manufacturers, managing their US subsidiaries and managing ITC’s global logistics. From June 1989 to August 1992, Mr. Gonnella was President of the Automotive Products Group of Amcast Industrial Corporation, which was a manufacturer of structural aluminum components for the US automotive industry. Here, Mr. Gonnella had full P&L responsibility and led multiple US-based manufacturing facilities. Mr. Gonnella started his career in operations at General Motors Corporation in 1973 and held various positions there until 1984, including Director of Industrial Engineering and Director of Overseas Ventures, in which he negotiated multiple joint ventures on behalf of General Motors. None of the aforementioned companies are a parent, subsidiary or affiliate of the Company, except for Enerpulse, Inc. Mr. Gonnella earned a BS degree in Industrial Management from Wright State University in 1973 and an MBA in Finance from the University of Dayton in 1981.

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The Board believes that Mr. Gonnella’s extensive experience in the automotive sector and his demonstrated track record in successfully leading technology-based businesses qualifies him as a director of Enerpulse.

Louis S. Camilli

Mr. Camilli is currently the President and Chief Technology officer of Enerpulse, Inc. Mr. Camilli has held these positions since he founded the Company in May 1998. He is the developer of the PULSTAR® technology in which the Company holds a patent. From December 1994 to May 1998, Mr. Camilli served as president of HDI Systems, Inc., the incubator for all technology commercialized by the Company, where he developed and patented the first pulse power ignition devices. None of the aforementioned companies are a parent, subsidiary or affiliate of the Company, except for Enerpulse, Inc. Mr. Camilli obtained a BA in Mathematics from Texas A&M University in 1968 and was awarded an Honorary Doctorate from the Mexican Ecological Movement in 1987 for air quality work conducted in Mexico City.

Bryan C. Templeton

Mr. Templeton is currently the Chief Financial Officer of Enerpulse, Inc. Mr. Templeton has held this position since June, 2007. Prior to his time at Enerpulse, Inc., he served in various capacities from January, 2001 to October, 2006 for Sandia Foods, a franchise restaurant operator in the Southwest U.S., where he provided financial and operational support for over 60 restaurant operating managers throughout the Southwest. From 1985 to 2001, he worked at Mobil Oil where he held accounting and financials staff positions as well as supervisory positions. None of the aforementioned companies are a parent, subsidiary or affiliate of the Company, except for Enerpulse, Inc. Mr. Templeton earned a BBA in Finance from Baylor University in 1984 and an MBA in Finance from the University of North Texas in 1992.

John R. Novak

Mr. Novak is currently the as Vice President of OEM Sales of Enerpulse, Inc. Mr. Novak has held this position since January 2013. From April 2008 to December 2011, Mr. Novak was Vice President and Joint Representative Director for Ordeg, a joint venture between Umicore and OCI (Oriental Chemical Inc.) in Seoul Korea, which manufactured catalytic converters for HMC Motor Co. Mr. Novak was responsible for sales marketing and day to day operations and for maintaining the relationship between Umicore and OCI. Prior to his position with Ordeg, he served as Vice President of Sales at Wabash Technologies from February 2003 to March 2008 where he was responsible for worldwide sales and marketing. Prior to his time at Wabash, Mr. Novak was Vice President of Sales and Marketing at Engelhard Corporation where he was responsible for worldwide sales and the establishment and maintenance of five joint venture partnerships. In 1967, John began his career in OEM sales at Bendix, which supplies air brake components to the heavy duty truck industry, working in various positions until he became Director of Sales. None of the aforementioned companies are a parent, subsidiary or affiliate of the Company, except for Enerpulse, Inc. Mr. Novak has a degree in Industrial Engineering obtained in 1970 and a minor in Business Administration from Eastern Michigan University.

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Stephen F. Smith

Mr. Smith is currently the Vice President of Manufacturing and Operations of Enerpulse, Inc. Mr. Smith has held this position since January 2009. He is a skilled technical manager, with more than 30 years of experience in spark plug development, manufacturing and operations. Prior to his position at Enerpulse, Inc., Mr. Smith was Delivery & Inventory Systems Manager for Flexible Products, a Tier I automotive supplier of rubber molded suspension products from October 2005 to July of 2008. From October of 1999 to September of 2002 he served as Operations Manager for Purolator Products producing heavy-duty starter drives and electric fuel pumps. From June of 1980 through January of 1998 he held several positions progressing from Engineering Manager to President and General Manager of Auburn Spark Plug Company, a supplier of spark plugs and igniters for industrial and aviation OEMs and aftermarkets. As a Senior Production Engineer from May 1974 through June 1980 he provided process development and improvements for spark plugs and oxygen sensors for AC Spark Plug, then a division of General Motors. None of the aforementioned companies are a parent, subsidiary or affiliate of the Company, except for Enerpulse, Inc. He earned a BSME from Kettering University (previously General Motors Institute) in 1974.

Michael J. Hammons

Mr. Hammons became our Chairman of our Board of Directors as of the closing of the Merger. Commencing in June 2010 until the closing of the Merger, he served as Enerpulse, Inc.’s Chairman of the Board. Since June of 2009, Mr. Hammons has been a partner at SAIL Capital Partners, LLC (and its predecessor, SAIL Venture Partners, LLC), an investor in energy and water technology companies and the management company of SAIL Venture Partners II, LP; SAIL Sustainable Louisiana, LP; SAIL 2010 Co-Investment Partners, LP; and SAIL 2011 Co-Investment Partners, LP. From September of 2008 through March of 2009, he was the chief executive officer of Vigilistics, Inc., a Mission Viejo, California-based software company and, from August of 2007 to May of 2008, the chief executive officer of Nexiant, Inc., an Irvine, California-based a provider of proprietary technology solutions for the maintenance, repair, and operations inventory space. Mr. Hammons received his BS in Industrial Engineering from California Polytechnic State University, San Luis Obispo, and his MBA from Harvard Business School.

The Board believes that Mr. Hammon’s extensive experience in growing companies, operational background and his experience as a Chief Executive Officer in various sectors, including technology and manufacturing companies, qualify him as a director of Enerpulse.

Timothy L. Ford

Mr. Ford is currently the President of, and a partner in, Cook's Direct, Inc., a leader in the commercial foodservice equipment and supplies market. Mr. Ford was appointed to the board of Enerpulse, Inc. in January 2008. He has over 30 years of both private and public company business experience with a focus in sales, marketing, logistics and finance along with strategy development.

From November 1998 to December 2005, he was a member of the board of directors of The Whitney Automotive Group, the parent company for JC Whitney/Warshawskys, Stylin Truck and CarParts.com, and the President of JC Whitney & Co., a retailer of automotive parts and accessories.

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Prior to JC Whitney, Tim held leadership roles at Gander Mountain, Inc. and McMaster Carr Supply Company. He began his career at Beatrice Foods Company. None of the aforementioned companies are a parent, subsidiary or affiliate of the Company, except for Enerpulse, Inc. Tim earned a BA in Management from Western Illinois University in 1979 and an MBA in Accounting from DePaul University in 1985.

The Board believes that Mr. Ford’s extensive experience in the automotive aftermarket and his demonstrated track record as a Chief Financial Officer, Chief Operating Officer and his current role as President qualifies him as a director of Enerpulse.

Terms of Office

The Company’s proposed directors will be appointed for a one-year term to hold office until the next annual general meeting of the Company’s shareholders or until removed from office in accordance with the Company’s Bylaws (“Bylaws”) and the provisions of the Nevada Revised Statutes. The Company’s directors hold office after the expiration of his or her term until his or her successor is elected and qualified, or until he or she resigns or is removed in accordance with the Bylaws and the provisions of the Nevada Revised Statutes.

The Company’s officers have been appointed by the Company’s Board of Directors and will hold office until removed by the Board of Directors in accordance with the Bylaws and the provisions of the Nevada Revised Statutes.

Family Relationships

There are no family relationships between any of our current directors or executive officers and the proposed Incoming Directors.

Transactions with Related Parties

Cancellation of Shares

On September 4, 2013, immediately prior to the Merger, Matthew C. Lipton, one of our former officers and former shareholders surrendered 9,500,000 shares of our common stock for cancellation.

Camilli Note

On May 1, 2012, the Company loaned $198,821.88 to Louis S. Camilli. Interest on the note accrues at the Applicable Federal Rate index, adjusted quarterly, beginning on the date of issuance of the note. The note is payable in full on May 1, 2018. Mr. Camilli may prepay all or any part of the note at any time without penalty. The Company has the right to accelerate the outstanding principal and accrued and unpaid interest on the note if Mr. Camilli defaults on making any payment due under the note. Currently the outstanding principal and accrued and unpaid interest on the note is $200,071.88. To date, Mr. Camilli has not made any payments under the note.

Camilli Warrant

On December 16, 2011, Louis S. Camilli purchased from Enerpulse 312,500 shares of Series C preferred stock and a warrant to purchase up to 156,250 shares of Enerpulse common stock for an aggregate purchase price of $198,821.88, which Mr. Camilli paid to the Company by issuance of the note described above. Following the consummation of the Merger, Mr. Camilli’s warrant will remain outstanding and he will have the right to exchange his existing warrant for a substantially similar warrant issued by the Company. The warrant will be exercisable for 15,537 shares of Company common stock at an exercise price of $6.3976 and will expire on December 31, 2016. The warrant may also be exercised on a cashless basis if the fair market value of one share of our common stock on the calculation date is greater than the exercise price of the warrant. Fair market value for one share of our common stock shall be equal to the average of the closing bid and asked prices of the common stock quoted on the OTCQB for the five trading days prior to the calculation date.

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2013 Company Incentive Plan

As of the Effective Time of the Merger, our Board of Directors approved and adopted the L2 Medical Development Company 2013 Equity Incentive Plan (the “Plan”), and authorized management to submit the Plan to our stockholders for approval.

The proposed Plan permits us to grant a variety of forms of awards, including stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units and dividend equivalent rights, to allow us to adapt our incentive compensation program to meet our needs. The number of shares of our common stock initially reserved for issuance under the Plan to employees, directors and/or consultants in such awards is 1,500,000 shares. Our Board of Directors currently serves as the administrator of the Plan. As of the date of this Current Report on Form 8-K, stock options to purchase an aggregate of 539,209 shares of our common stock (which options were granted in substitution of options terminated by Enerpulse immediately prior to the Merger) have been granted under the Plan.

Other than the transactions, including the Merger, noted above, there are no transactions, since the beginning of the Company’s last fiscal year, or any currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company’s total assets at year-end for the last three completed fiscal years, and in which any of the current directors or officers or the incoming directors had or will have a direct or indirect material interest. Other than the Plan discussed above, there is no material plan, contract or arrangement (whether or not written) to which any of the current directors or officers or the incoming directors is a party or in which they participate that is entered into or material amendment in connection with our appointment of any of the current directors or officers or the incoming directors, or any grant or award to any of the current directors or officers or the incoming directors or modification thereto, under any such plan, contract or arrangement in connection with our appointment of any of the current directors or officers or the incoming directors.

To our knowledge, except for Joseph E. Gonnella who serves as our Chief Executive Officer, the proposed Incoming Directors are not currently directors of the Company, do not hold any position with the Company, and have not been involved in any material proceeding adverse to the Company or its subsidiary or have a material interest adverse to the Company or its subsidiary, or any transactions with the Company or any of its directors, executive officers, affiliates, or associates that are required to be disclosed pursuant to the rules and regulations of the SEC.

Review, Approval or Ratification of Transactions with Related Persons

As we have not adopted a Code of Ethics, we rely on our Board of Directors to review related party transactions on an ongoing basis to prevent conflicts of interest. Our Board of Directors reviews a transaction in light of the affiliations of the director, officer or employee and the affiliations of such person’s immediate family. Transactions are presented to our Board of Directors for approval before they are entered into or, if this is not possible, for ratification after the transaction has occurred. If our Board of Directors finds that a conflict of interest exists, then it will determine the appropriate remedial action, if any. Our Board of Directors approves or ratifies a transaction if it determines that the transaction is consistent with the best interests of the Company.

Director Independence

During the year ended December 31, 2012, we did not have any independent directors on our Board of Directors. We evaluate independence by the standards for director independence established by applicable laws, rules, and listing standards including, without limitation, the standards for independent directors established by The New York Stock Exchange, Inc., the NASDAQ National Market, and the Securities and Exchange Commission.

Subject to some exceptions, these standards generally provide that a director will not be independent if (a) the director is, or in the past three years has been, an employee of ours; (b) a member of the director’s immediate family is, or in the past three years has been, an executive officer of ours; (c) the director or a member of the director’s immediate family has received more than $120,000 per year in direct compensation from us other than for service as a director (or for a family member, as a non-executive employee); (d) the director or a member of the director’s immediate family is, or in the past three years has been, employed in a professional capacity by our independent public accountants, or has worked for such firm in any capacity on our audit; (e) the director or a member of the director’s immediate family is, or in the past three years has been, employed as an executive officer of a company where one of our executive officers serves on the compensation committee; or (f) the director or a member of the director’s immediate family is an executive officer of a company that makes payments to, or receives payments from, us in an amount which, in any twelve-month period during the past three years, exceeds the greater of $1,000,000 or two percent of that other company’s consolidated gross revenues.

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Involvement in Certain Legal Proceedings

Our current directors and executive officers and our incoming directors have not been involved in any of the following events during the past ten years:

1.	A petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

2.	Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.	Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

i.	Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii.	Engaging in any type of business practice; or

iii.	Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

4.	Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity;

5.	Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

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6.	Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

7.	Such person was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i.	Any Federal or State securities or commodities law or regulation; or

ii.	Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii.	Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

8.	Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Meetings and Committees of the Board

Our Board of Directors held no formal meetings during the fiscal year ended December 31, 2012. All proceedings of the Board of Directors were conducted by resolutions consented to in writing by the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on the contemplated resolutions at a meeting of the directors are, according to the Nevada Revised Statutes and the bylaws of our company, as valid and effective as if they had been passed at a meeting of the directors duly called and held. We do not presently have a policy regarding director attendance at meetings.

We do not currently have standing audit, nominating or compensation committees, or committees performing similar functions. Due to the size of our board, our Board of Directors believes that it is not necessary to have standing audit, nominating or compensation committees at this time because the functions of such committees are adequately performed by our Board of Directors. We do not have an audit, nominating or compensation committee charter as we do not currently have such committees. We do not have a policy for electing members to the Board, we have not adopted any procedures by which security holders may recommend nominees to the Board and we do not have a diversity policy. Our current director is not an independent director as defined in the NASD listing standards. One of our Incoming Directors, Timothy L. Ford, is expected to be considered independent under these listing standards.

After the change in the Board of Directors, it is anticipated that the Board of Directors will form separate compensation, nominating and audit committees, with the audit committee including an audit committee financial expert.

Audit Committee

Our Board of Directors has not established a separate audit committee within the meaning of Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Instead, the entire Board of Directors acts as the audit committee within the meaning of Section 3(a)(58)(B) of the Exchange Act and will continue to do so upon the appointment of the proposed directors until such time as a separate audit committee has been established.

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Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers, and shareholders holding more than 10% of our outstanding Common Stock to file with the SEC initial reports of ownership and reports of changes in beneficial ownership of our Common Stock. Executive officers, directors, and persons who own more than 10% of our Common Stock are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of Forms 3, 4, and 5 delivered to us as filed with the SEC during our most recent fiscal year, none of our executive officers and directors, and persons who own more than 10% of our Common Stock failed to timely file the reports required pursuant to Section 16(a) of the Exchange Act, except that Matthew C. Lipton, our former Chief Executive Officer, President, Secretary and Chief Financial Officer, and a current director, who previously beneficially owned more than 10% of our common stock, failed to timely file a Form 3 or Form 4 to report such beneficial ownership. On August 15, 2013, Mr. Lipton filed a Form 3 to report his acquisition of 9,500,000 shares of our common stock on May 9, 2012.

Family Relationships

There are no family relationships between or among the directors, executive officers or persons nominated or chosen by us to become directors or executive officers.

Nominations to the Board of Directors

Our directors take a critical role in guiding our strategic direction and oversee the management of the Company. The candidates for the Board of Directors are considered based upon various criteria, such as their broad-based business and professional skills and experiences, a global business and social perspective, concern for the long-term interests of the shareholders, diversity, and personal integrity and judgment.

In addition, directors must have time available to devote to the activities of the Board of Directors and to enhance their knowledge in the growing business. Accordingly, we seek to attract and retain highly qualified directors who have sufficient time to attend to their substantial duties and responsibilities to the Company.

In carrying out its responsibilities, the Board of Directors will consider candidates suggested by shareholders. If a shareholder wishes to formally place a candidate’s name for nomination, such shareholder must provide the candidate’s name and biographical information to the Board. Suggestions for candidates to be evaluated by the proposed director must be sent to the Board of Directors, c/o L2 Medical Development Company; 2451 Alamo Ave SE Albuquerque, New Mexico 87106. The Board of Directors has determined not to adopt a formal methodology for communications from shareholders other than as described above, which method has been deemed sufficient by the Board of Directors to allow full and adequate communication between the Board of Directors and the shareholders.

Board Leadership Structure and Role on Risk Oversight

Matthew C. Lipton currently serves as a director with Michael C. Hammons. Mr. Hammons serves as the Company’s Chairman of the Board. As previously disclosed, effective ten days following our filing of this Information Statement with the SEC and mailing of this Information Statement to our registered stockholders, Matthew C. Lipton’s resignation from our Board of Directors will become effective and Joseph E. Gonnella and Timothy L. Ford will be appointed to our Board. The Company determined this leadership structure was appropriate for the Company due to our small size and limited operations and resources. The Board of Directors will continue to evaluate the Company’s leadership structure and modify as appropriate based on the size, resources and operations of the Company.

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It is anticipated that the Board of Directors will establish procedures to determine an appropriate role for the Board of Directors in the Company’s risk oversight function.

Board Compensation

We have no standard arrangement to compensate directors for their services in their capacity as directors. Directors are not paid for meetings attended. However, we intend to review and consider future proposals regarding board compensation.

Executive Compensation

No director, officer or employee of the Company received compensation during the Company’s last fiscal year.

None of our executive officers or directors received, nor do we have any arrangements to pay out, any bonus, stock awards, option awards, non-equity incentive plan compensation, or non-qualified deferred compensation.

Security Ownership of Principal Shareholders, Directors, and Officers

The following table sets forth certain information as of September 4, 2013, after giving effect to the Closing of the Merger, with respect to the beneficial ownership of our common stock for (i) each director and officer, (ii) all of our directors and officers as a group, and (iii) each person known to us to own beneficially five percent (5%) or more of the outstanding shares of our common stock. As of September 4, 2013, after giving effect to the Closing of the Merger, there were 8,177,393 shares of common stock outstanding.

To our knowledge, except as indicated in the footnotes to this table or pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares of common stock indicated.

Name and Address of Beneficial Owner(1)	Shares Beneficially Owned	Percentage Beneficially Owned(2)
Directors and Executive Officers
Joseph E. Gonnella (3)	48,726	*
Louis S. Camilli (4)	500,793	6.1%
Bryan C. Templeton (5)	23,203	*
Michael C. Hammons (6)	5,607,625	59.4%

All Officers and Directors as a Group	6,180,347	64.6%
5% Shareholders
Sail Entities (7)	5,607,625	59.4%
Altira Technology Fund IV LP (8)	1,250,357	15.1%
Boeckmann Family Revocable Trust (9)	675,876	8.0%

____________________

* Less than 1%

(1)	Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Pursuant to the rules of the SEC, shares of common stock which an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be beneficially owned and outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

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(2)	Based on 8,177,393 shares of our common stock outstanding as of September 4, 2013, after giving effect to the Closing of the Merger.

(3)	Represents 48,726 shares underlying vested options that are exercisable within 60 days of September 4, 2013. The business address for this person is 2451 Alamo Ave SE, Albuquerque, NM 87106.

(4)	Includes 15,537 shares underlying warrants that are exercisable within 60 days of September 4, 2013 and 34,820 shares underlying vested options that are exercisable within 60 days of September 4, 2013. The business address for this person is 2451 Alamo Ave SE, Albuquerque, NM 87106.

(5)	Represents 19,888 shares underlying vested options that are exercisable within 60 days of September 4, 2013. The business address for this person is 2451 Alamo Ave SE, Albuquerque, NM 87106.

(6)	Mr. Hammons is a partner of SAIL Capital Partners, LLC, and, as such, is deemed to have shared voting and investment power in respect of the shares of our common stock owned of record or beneficially by the SAIL Entities. The business address for this person is 3161 Michelson Drive, Suite 750, Irvine, California 92612.

(7)	For purposes of disclosure herein, the “SAIL Entities” consist of SAIL Venture Partners I, LP, SAIL Venture Partners II, LP, SAIL Co-Investment Partners Cayman, LP, SAIL 2010 Co-Investment Partners, LP, SAIL Pre-Exit Acceleration Fund, LP, SAIL Pre-Exit Acceleration Fund II, LP, SAIL Sustainable Louisiana II, LP and SAIL Holdings, LLC. In accordance with the definition of “beneficial owner,” as set forth in Rule 13d-3 of the Securities Exchange Act of 1934, as amended, SAIL Capital Partners, LLC, has both voting power and investment power (including the right to exercise any or all of the “warrant” shares, as referenced below) in respect of the shares of our common stock referenced in the table above, and in this footnote.

The chart below sets for the record ownership of our common stock of each of the Sail Entities.

The record ownership in the aggregate is 4,346,672 shares of our common stock.

SAIL Venture Partners I, LP	816,958
SAIL Venture Partners II, LP	2,378,767
SAIL Co-Investment Partners Cayman, LP	437,624
SAIL 2010 Co-Investment Partners, LP	54,703
SAIL Pre-Exit Acceleration Fund, LP	270,350
SAIL Pre-Exit Acceleration Fund II, LP	184,065
SAIL Sustainable Louisiana II, LP	112,646
SAIL Holdings, LLC	91,796

Further, certain of the SAIL Entities hold currently exercisable warrants to acquire additional shares of our restricted common stock from one or more of our other stockholders. As such, each such SAIL Entity listed below is deemed beneficially to own that number of “warrant” shares as is set forth next to its name. The aggregate number of shares underlying the warrants is 1,260,953 shares our common stock.

SAIL Venture Partners II, LP	721,909
SAIL Co-Investment Partners Cayman, LP	218,812
SAIL 2010 Co-Investment Partners, LP	27,352
SAIL Pre-Exit Acceleration Fund, LP	135,175
SAIL Pre-Exit Acceleration Fund II, LP	67,588
SAIL Sustainable Louisiana II, LP	56,323
SAIL Holdings, LLC	33,794

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Finally, the chart below sets forth the record and beneficial ownership of our common stock of each of the SAIL Entities. The record and beneficial ownership in the aggregate is 5,607,625 shares of our common stock.

SAIL Venture Partners I, LP	816,958
SAIL Venture Partners II, LP	3,100,439
SAIL Co-Investment Partners Cayman, LP	656,436
SAIL 2010 Co-Investment Partners, LP	82,055
SAIL Pre-Exit Acceleration Fund, LP	405,525
SAIL Pre-Exit Acceleration Fund II, LP	251,653
SAIL Sustainable Louisiana II, LP	168,969
SAIL Holdings, LLC	125,590

The business address for SAIL Capital Partners, LLC, and for each of the SAIL Entities is 3161 Michelson Drive, Suite 750, Irvine, California 92612.

(8)	Includes 78,881 shares of our common stock underlying warrants that are exercisable within 60 days of September 4, 2013.

Altira Group LLC is the Managing Member, and sole member, of Altira Management IV LLC, which is the General Partner of Altira Technology Fund IV L.P., or Fund IV. Altira Group LLC and Altira Management IV LLC are collectively referred to as the GP. Dirk McDermott and Carol McDermott are the members of Altira Group LLC, or the Managers. In accordance with the definition of “beneficial owner,” as set forth in Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the GP and the Managers, have both voting power and investment power (including the right to exercise any or all of the “warrant” shares, as referenced below) in respect of the shares of our common stock owned by Fund IV referenced in the table above, and in this footnote.

The business address for the GP and the Managers, and for each of the Altira Entities is 1675 Broadway, Suite 2400, Denver, Colorado 80202.

(9)	Includes 225,292 shares of our common stock underlying warrants that are exercisable within 60 days of September 4, 2013. In their capacities as trustees, Herbert F. Boeckmann, II and Floy Jane Boeckman have shared voting and investment power in respect of the shares of our common stock owned of record or beneficially by Boeckmann Family Revocable Trust.

The business address for Boeckmann Family Revocable Trust is 15505 Roscoe Blvd, North Hills, CA 91343.

Other Information

We file periodic reports, proxy statements, and other documents with the SEC. You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov. You may also send communications to the Board of Directors at c/o L2 Medical Development Company; 2451 Alamo Ave SE Albuquerque, New Mexico 87106.

L2 Medical Development Company
By Order of the Board of Directors

/s/ Joseph E. Gonnella
Joseph E. Gonnella
Chief Executive Officer

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